

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via Facsimile
Mr. Martin S. McDermut
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California 93012

> **Re:** **Vitesse Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 1, 2010**
> **File No. 000-19654**

Dear Mr. McDermut:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief